Exhibit 99.(a)(12)

FINAL TRANSCRIPT

Conference Call Transcript

KWD - Sun Capital Partners Commences Tender Offer to Purchase Kellwood for $21.00 Per Share in Cash

Event Date/Time: Jan. 15. 2008 / 10:00AM ET

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Jan. 15. 2008 / 10:00AM ET, KWD - Sun Capital Partners Commences Tender Offer to Purchase Kellwood for $21.00 Per Share in Cash

CORPORATE PARTICIPANTS

Rodger Krouse

Sun Capital Partners, Inc. - Co-CEO

Jason Bernzweig

Sun Capital Partners, Inc. - VP

CONFERENCE CALL PARTICIPANTS

Janet Sung

Loomis, Sayles & Co. - Analyst

Salvatore Milazzo

Stone River Capital - Analyst

PRESENTATION

Operator

Good morning, and welcome to the Sun Capital Partners call for the Kellwood Company Investors. At this time all participants are in a listen-only mode. We will conduct a question and answer session towards the end of this conference. The press documents, the presentation and a transcript of this call will be posted to the website, www.kellwoodvalue.com.

I will now go through the necessary legal language and then turn the call over to Mr. Rodger Krouse. This presentation is provided for informational purpose only and is neither an offer to purchase, nor a solicitation of an offer to sell any securities of Kellwood’s company. The offer to purchase or solicitation of offer to sell is being only made pursuant to the Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal, and other related offer documents as filed by the Cardinal Integrated, LLC with the Securities and Exchange Commission.

Kellwood stockholders are advised to read these documents as they may be amended, from time to time, and any other document related to the Tender Offer that are filed with the SEC carefully and in their entireties when they become available because they do and will contain important information.

This presentation contains forward-looking statements. These statements are based on current expectations of Sun Capital Partners, Incorporated, and its affiliates and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Sun’s Capital does not assume any obligation to update any forward-looking statements contained in this presentation.

With this, I would now like to now turn the call over to Mr. Rodger Krouse, Co-CEO of Sun Capital. Sir, you may proceed.

Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

Good morning, everybody. Thank you for joining us on such short notice. With me today are members of the Sun Capital team -- Jason Neimark, Managing Director; Jason Bernzweig, Vice President; and Jonathan Berr, Associate.

As you know, earlier today, Sun Capital announced that we are launching a tender offer to purchase all of Kellwood’s outstanding shares for $21 in cash. However, this $21 offer assumes the company terminates its $60 million tender offer for the senior notes due July 2009, announced last week. If Kellwood does not terminate this offer, we intend to reduce our offer price to $19.50 per share to reflect the corresponding reduction in equity value, which we’ll cover further.

We also announced that if we are not able to reach agreement with Kellwood’s Board regarding a mutually beneficial transaction, we intend to nominate a slate of Directors for election at the company’s 2008 annual meeting. We have not taken these steps lightly, but the continued

unwillingness of Kellwood’s Board to discuss a proposal that values the company to a 38% premium to where the stock was trading prior to our offer has forced us to take our offer directly to Kellwood’s shareholders.

Essentially, Kellwood shareholders have a simple choice. On the one hand, there is our compelling cash offer, which provides value certainty and a significant premium to the company’s unaffected stock price.

On the other hand, Kellwood’s Board and management are asking shareholders to ignore the company’s long history of share price underperformance and well established track record of missing expectations and instead take a gamble on management’s latest strategic plan, a plan that sets extremely ambitious goals across all major metrics, which we’ll elaborated on in a few moments.

And going to slide two, let us first take you through why we believe our offer is such a compelling choice for the shareholders. First, our $21 cash offer provides value certainty. Second, the $21 price represents a 38% premium to Kellwood’s closing stock price of September 18th, 2007, one day prior to disclosure of our initial proposal and a 40% premium to Kellwood’s closing stock price on November 7th, 2007, the day after they announced their strategic plan and a 27% premium to where the company’s stock closed yesterday, which price clearly reflects the existence of our offer.

In addition, our offer represents a price-to-earnings multiple of 21.2-times 2007 pro forma EPS and an enterprise value to LTM EBITDA multiple of 7.7 times, based on the company’s own 2007 financial guidance, assuming cash proceeds from the sale of Smart Shirts are used to immediately repurchase stock and debt. Even based on management’s own 2008 guidance, these multiples remain extremely attractive at 14 times EPS, despite the clear risk, which I’ll describe in detail in a few moments that Kellwood may be unable to achieve projected EPS growth rates.

Quite importantly, our offer is not conditioned upon third party financing or due diligence. It is subject to a minimum tender condition, which will be satisfied if the number of shares tendered when added to the shares owned by Sun Capital represent at least 50% of Kellwood’s outstanding shares on a fully diluted basis. The offer is also conditioned on the removal of the company’s poison pill, which is a significant deterrent to value-creating transactions, such as the one we have proposed, as well as other conditions noted on Page Two of the presentation. And as I said earlier, the $21 offer is conditioned on the company ending its bond tender.

Next slide, please. I would like to discuss why we’ve chosen to move forward in this manner. We made our original investment in Kellwood back in April of ‘07. As time has gone by, we’ve become increasingly frustrated by the company’s inability to execute on its strategic plans and operating initiatives, as well as its M&A strategy and general use of capital. The company has undertaken a multi-year restructuring that has clearly not delivered as promised. We believe more aggressive actions need to be taken, which would be most effectively executed outside of the public company environment.

In our initial proposal letter, which we sent on September 18th, 2007, we made clear our openness to exploring other potential options, but Kellwood’s management and Board simply refused to discuss ways to maximize shareholder value. Instead, after continuing to miss sales and earnings guidance, the company repackaged its strategic plan remarkably similar to one announced in 2005 that never materialized.

Immediately subsequent to the company announcing its latest plan, we reiterated our offer and willingness to have a constructive dialog with the board in light of the lack of enthusiasm among equity investors. But once again, we were ignored. The fact is that as Kellwood’s second largest shareholder, we are extremely concerned that the value of Kellwood’s stock is going to continue decreasing until something is done.

We have therefore decided that our only course of action is to allow the shareholders to decide for themselves, which they prefer, the certain value and significant premium of our cash offer or Kellwood management’s highly speculative plan. We remain open and prefer to enter into constructive discussion with the Board regarding our offer, however to the extent that we are unable to enter into an agreeable transaction, we will nominate a slate of directors for election at the company’s 2008 annual meeting.

Next slide please, now who is Sun Capital Partners? Many of you are not familiar with Sun Capital. So before I go any further, it’d probably make sense for me to provide you with a brief overview of who we are, and you can see it on slide four.

As stated before, we are Kellwood’s second largest shareholder with an ownership position estimated at 9.9%. We’re a private equity firm but also an operating management company, and we have seasoned, in-house operating professionals experienced in working with management teams.

In terms of overall capital, we manage around $10 billion. We employ over 170 people, and the experience is in areas such as buyouts, lending, operations, and crisis management, and we’ve acquired in our history over 175 companies with revenues in excess of $35 billion. Over $15 billion of that is in the consumer retail space, and that also amounts to 36 of our 77 portfolio companies in the sector.

You can see on page four a number of those listed. You’ll see many retail companies. You’ll see apparel companies such as DBApparel, which is over a $1 billion revenue company, branded undergarment business in Europe, Lee Cooper, a denim apparel company and many of the retail companies you’ll see on the list there.

Now moving to slide five, I’d like to now turn to our concerns about Kellwood’s current strategy. Simply put, the company’s track record over the past five years does not inspire confidence in its ability to effectively operate and achieve stated financial goals. Kellwood has a history of missing its financial targets, destroying shareholder value through ineffective use of capital and as a result, has far underperformed its peers and the market at large.

Notwithstanding this history, Kellwood’s management and board are now asking shareholders to take a gamble on their latest strategic plan, a plan which bears a striking resemblance to the one they announced in mid-2005 that did not deliver promised value and sets goals that we believe cannot be achieved, given how the company is currently structured and managed.

Slide six. Slide six is illustrative of our concerns as it highlights why we lack confidence in the ability of Kellwood’s board and management to maximize shareholder value. Let’s take a look at some of the specific facts that support our concerns as a shareholder.

First, the company has reduced and/or missed its initial guidance for sales and/or earnings targets in each of the past five years. These misses are even more pronounced when you consider that the results do not reflect the significant impact from various restructuring and discontinued operations charges. While periodic restructuring is customary for various companies, the fact that Kellwood has been restructuring for many years and now proposes to be restructuring for several more is concerning and serves to mask the company’s true performance.

Second, on multiple occasions, the company has established near-term operating margin targets only to revise them downward at a later date. We note that the initial goals established in 2003 and substantially reiterated in subsequent years have still not been met and in fact, the company has actually experienced a decline in its operating margins over this time.

Incredibly, the new goals set under the company’s latest plan are substantially the same as the targets established in 2003, yet they are now expected to take until 2012 to achieve, almost a decade after they were first set. Let’s now take a look at some of the key strategic decisions made by management and the Board that have driven these results and that undermine the credibility of Kellwood’s newly updated plan.

As you can see, there were a number of notable acquisitions and capital investments that were designed to shift the portfolio mixture of the company to better brands intended to deliver higher margins. Unfortunately, instead of creating value, these high-priced initiatives have proved to be disappointments despite the high quality of the brands.

The Calvin Klein licensing business has fallen far short of expectations despite the overall strength of the brand in the consumer marketplace. The initial launch of O Oscar failed, then had to be re-launched as a result of execution missteps. Phat Farm had to be transitioned to a licensing model due to poor execution and finally, Kellwood lost its IZOD licensing agreement after stating this business was not in jeopardy.

The company is now relying on the future performance of several new, attractive labels such as Vince, HOLLYWOOD, and Hanna Andersson. With such a history of poor execution, one must question Kellwood’s ability to capitalize on the untapped potential of these quality brands.

Now turning to slide seven — the company’s poor management of capital is another key reason why Sun Capital has taken this step to protect against further diminution of shareholder value. Since ‘98, Kellwood has invested almost $1 billion on capital expenditures and acquisitions, net of divestitures. Yet, it’s returned only about $310 million to shareholders in the form of dividends and share repurchases.

Over the same period, Kellwood’s equity value has decreased more than 51% from about $810 million at the end of fiscal ‘98 to about $389 million on November 7, 2007, which again is the day after the company announced its updated strategic plan.

Last year, the company wrote down $114 million of goodwill and intangible assets in the form of impairment charges, highlighting the significant underperformance of prior acquisitions intended to create shareholder value. And just last week, Kellwood management announced another ill-advised and value-destructive move when it commenced a tender offer for the 2009 notes.

Paying off these notes that have terms extremely favorable to Kellwood and cannot be replicated in today’s financing environment is detrimental to the company and its shareholders. Even the company’s announced $80 million accelerated share repurchase program is flawed.

If Kellwood believes its stock is undervalued, the best course of action would be to complete a share repurchase as expediently as possible. A reverse Dutch tender offer can be completed in 20 business days, whereas Kellwood’s announced share repurchase program cannot be finalized until the hedge period terminates in nine months.

Slide eight — this slide puts into context on a relative basis Kellwood’s ineffective use of capital coupled with its operating performance compared to its peers. Over the five-year period leading up to our September 18, 2007 offer, Kellwood has generated a negative 32.6% return compared to significant positive return of its benchmark peers and indices.

In other words, Kellwood has lost nearly a third of shareholders’ investment during this time, while peer companies have returned 78.5%, and the Russell 2000 has returned 127.5%. This return also underscores why shareholders should be skeptical of the latest strategic plan and the company’s ability to execute it.

Slide nine — given this past performance, we are particularly concerned that the company’s latest strategic plan, announced in November of last year, is overly optimistic and lacks credibility. The current plan sets extremely ambitious expectations for sales, EBITDA margins and EPS compared to past performance and its more stable peer group.

If you look at the first chart on slide nine, the company has generated negative top line growth over the course of the past several years. This stems from an underperforming core business, missteps with new, better brands, and the discontinuation of selective labels. Despite this fiscal track record, Kellwood’s management expects shareholders to believe in its ability to improve its compounded annual growth rate to between 4% and 5% through 2012 from negative 7.2% over the past several years.

Over the period between 2002 and ‘06, the company’s EBITDA margin averaged 5.1% and over the past 12 months was 4.7%. Under the latest plan, EBITDA margins are projected to materially increase by 430 basis points to 9%, substantially the same that has been projected since 2003, but is yet to be achieved.

Lastly, EPS, which has declined more than 16% from ‘02 to ‘06, is projected by management to increase by 111% in fiscal 2008 and end at a compounded annual growth rate of 25% through 2012. To put this into context, this rate of organic growth exceeds each of the company’s peers, is significantly greater than the peer group median of 13%, and is twice that of consensus expectations.

In short, Kellwood is asking shareholders to believe that the company can deliver this unrealistic, fundamental improvement as a justification to deny shareholders the immediate value certain that Sun Capital is offering.

On slide ten, we have previously touched on the magnitude by which Kellwood has been ineffective in its use of capital and how it has destroyed shareholder value. Kellwood’s recent decision to commence a tender offer for its ‘09 notes is just one more recent example of poor financial judgment and underscores the need for urgent action by shareholders to protect themselves against further diminution of value.

This slide takes us through the latest misstep and illustrates why if the company does not terminate that Sun Capital will be forced to reduce our offer to $19.50 per share. On the left-hand side of the slide, we walk through some basic calculations that illustrate the net cost of keeping the $60 million of ‘09 notes in place before they’re actual maturity in July of ‘09.

Assuming the cash that would be required to redeem the bonds at a 3.5% early tender premium is instead deployed in a low-risk, fixed income investment for the same 18-month period. The dollar cost of keeping these bonds outstanding is marginal at only around $0.02 a share. In stark contrast, redeeming these bonds today comes at a significant long-term opportunity cost.

First, paying off these notes today increases Kellwood’s weighted average cost of capital. The after-tax interest cost on the notes of 5.1% is clearly lower than any reasonable estimate of Kellwood’s cost of equity capital. If management and the board had confidence in their own plan and believed the market generally undervalued the company, the right decision would have been to return the capital that shareholders in the form of a special dividend or expedient share repurchase.

Second, this tender redeems notes that have extremely favorable terms that cannot be replicated in today’s financing environment. These notes place virtually no restrictions on the company and would prove to be an important source of capital for any third party seeking to acquire the business. The notes’ redemption would mean a potential purchaser would have to invest $60 million of incremental equity to acquire the company, assuming the same price per share. A financial investor requires a certain return on its equity and thus would not pay the same price for a company if that price required more equity and less debt.

Third, this reduction of value represents an immediate negative impact on shareholder equity. Significantly, $60 million equates to approximately $2.30 per share of realizable value to shareholders, or 15% of the company’s market cap. We think other shareholders also share this belief. Looking at the right-hand side of the slide, we see that on the day Kellwood announced its bond tender, the company’s stock price declined about 8%, whereas its peer group increased by about 4.5%. This equates to a 12.6% value return differential, approximately $2.17 per share, or $56 million in the aggregate in opportunity cost.

That is why in light of all these factors if Kellwood does not terminate its tender, we have no choice but to lower our offer to $19.50 to reflect the corresponding destruction in value. That is also why we have made a demand today to inspect certain books and records of Kellwood, pursuant to Section 220 of the General Corporation Law of the State of Delaware. We did this so we can examine whether there exists any breach of fiduciary duty by Kellwood’s Board of Directors as a result of authorizing the tender as a value-destructive measure and/or an unreasonable takeover defense.

Turning to slide 11 — what is Kellwood’s unaffected stock price? It’s actually a question we ask ourselves each day and one that other shareholders should be asking too as they evaluate our value-certain offer of $21 a share. In our view, Kellwood’s equity value has eroded significantly subsequent to our initial $21 proposal in September of ‘07 due to continued deterioration in the company’s financial performance, as well as weakening economic conditions and corresponding equity market valuation corrections in the consumer sector.

Despite a long, established track record of underperformance since September 18th of ‘07, the last trading day before Sun Capital’s initial offer, Kellwood’s stock price has increased by 9.9%, while there has been no fundamental improvement in the business. In fact, we would argue there has been a fundamental damage to the business.

At the same time, the consumer environment has declined and by relative comparison, the Russell 2000 has declined 9.3%, the Consumer Discretionary Index has declined 18.4%, and importantly, the company’s selected peer group has declined 29.3%. Given this backdrop, we can only attribute Kellwood’s share price increase to our pending offer to acquire the company.

We mentioned previously that Sun Capital is prepared to honor its initial offer price of $21 a share, assuming the bond tender is terminated. But when we think about how things have progressed over the last four months or so, we believe that the value of the company as it resides in the hands of this management team and board has deteriorated beyond what the market price indicates. Said differently, absent the offer by Sun Capital, shareholders would likely be looking at an even more dramatic decline in their investment.

Next slide, all in all, we believe that Kellwood shareholders have reason to be very disappointed, which is compounded by the protectionist measures that Kellwood has in place that deter value-creating transactions and prevent shareholders from having a say in how the company is run.

Kellwood’s board has adopted a series of protectionist measures including a poison pill, a classified board and several other charter and bylaw provisions, which protect the board despite poor execution and depreciation in shareholder value. Moreover, these measures deny shareholders the right to capitalize on an unsolicited acquisition proposal for the company, particularly one at a very high premium.

Kellwood’s protectionist measures are considerably more aggressive than most companies in the S&P 500. As further evidence of this protectionist posture, on March of ‘07, CalPERS added Kellwood to its 2007 focus list of ten underperforming companies due to poor stock price performance and sub-par governance structure. At the ‘07 annual meeting, 88% of shareholders voted in favor of CalPERS board declassification proposal. However, the board has yet to implement this proposal despite overwhelming shareholder support.

Next slide please. In summary, shareholders now have a choice. Either they can tell the company that they want to accept our value-certain offer, which represents a significant premium to where the stock has been trading, or they can speculate on a very aggressive strategic plan from a management team who has a well-established track record of missing expectations. We think the choice is clear.

Now, that concludes our presentation and formal remarks for today, and I’d be very happy to open up the call for questions. Operator?

QUESTION AND ANSWER

Operator

 (OPERATOR INSTRUCTIONS). Your first question comes from the line of Janet Sung from Loomis Sayles. Please proceed.

 Janet Sung  - Loomis, Sayles & Co. - Analyst

 Hello, this is Janet Sung. My question has to do with in the event that the bid is successful and is consummated, what would your plans be for the convertibles that are outstanding? As you probably are aware, they have a poison put at par.

 Jason Bernzweig  - Sun Capital Partners, Inc. - VP

 Hi. It’s Jason Bernzweig at Sun Capital. The convertibles have a change-in-control put, as you had indicated and therefore would have to be taken out at 101.

 Janet Sung  - Loomis, Sayles & Co. - Analyst

 Okay. I thought it was par, but okay. So, that would be part of your financing plan? And can you just talk a little bit about your tentative financing? I know there is no financing contingency, so you are prepared to pay the entire amount — excess of the debt in cash, or funded at least through a bridge?

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 There’s not contingency, which means that we’re fully willing to pay the entire price. We can —.

 Janet Sung  - Loomis, Sayles & Co. - Analyst

 Okay. And you’re confident that you can overcome the existing poison pill of the 75% vote? Is that something that by nominating an alternative board would be enough to overcome that obstacle?

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 Well, we believe that if shareholders tender, then I think that sends the message to the board to waive the pill.

 Janet Sung  - Loomis, Sayles & Co. - Analyst

 Oh, okay. Sounds convincing to me, thank you.

Operator

 (OPERATOR INSTRUCTIONS). I’m showing you have a question from the line of Salvatore Milazzo from Stone River Capital.

 Salvatore Milazzo  - Stone River Capital - Analyst

 Hey guys, Salvatore Milazzo, Stone River Capital. Thanks for hosting the call. Can you hear me?

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 Yes.

 Salvatore Milazzo  - Stone River Capital - Analyst

 Can you elaborate? Have you had any sort of discussions or negotiations with Kellwood management or the Board?

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 They have not been open to discussions.

 Salvatore Milazzo  - Stone River Capital - Analyst

 Do you think as things develop here, would you all be willing to discuss different terms for a transaction with the Board, or —?

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 We’d love to have discussions with the Board. We’ve been asking for it for some time.

 Salvatore Milazzo  - Stone River Capital - Analyst

 Okay, great. Well, hopefully, this can bring everyone to the table, and thanks for your time.

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 Our pleasure.

 Jason Bernzweig  - Sun Capital Partners, Inc. - VP

 Thank you.

Operator

 At this time, I’m showing you have no further questions. I would like now to turn the call back over to Mr. Rodger Krouse. Please proceed, sir.

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 Well, I want to thank everybody for joining.

 Jason Bernzweig  - Sun Capital Partners, Inc. - VP

 Yes.

 Rodger Krouse  - Sun Capital Partners, Inc. - Co-CEO

 Thanks, for your patience and your time today.

 Jason Bernzweig  - Sun Capital Partners, Inc. - VP

 And that concludes the call.

Operator

Thank you for your participation in today’s conference. This concludes the presentation, and you may now disconnect.

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